FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk



2 7 MAR 2003

Securities and Exchange Commission
Office of International Corporation Finar
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 26th March, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dw 4/16



華潤創業有限

China Resources Er

(incorporated in Hong Kong with

PROPOSED GROUP REOR
PROPOSED LISTING OF CHINA RESOURC
BY WAY OF INTROI
AND
CONNECTED TRANS

Financial Advisor to China Resource
and
Sponsor to China Resources Cem

ANGLO CHIN
CORPORATE FINANCE, LIM

SUMMARY

On 25th March, 2003, the board of directors of China Resources Enterprise, Limited announced a proposal under which China Resources Enterprise's interest in Redland Holdings Limited and its su Holdings Limited, will be transferred to a new holding company, China Resources Cement Holdings Ltd., the shares of which are proposed to be distributed to the shareholders of China Resources E Cement of HK$0.10 each to shareholders of China Resources Enterprise in the form of a dividend in specie. It is intended that the shares of China Resources Cement will be listed on the Main Board of 31st December, 2002 of approximately HK$456.7 million and the net asset value of China Resources Cement as at 26th March, 2003 of HK$100.0 million, the unaudited pro forma combined net ass Cement were the holding company of Innovative Market as at 31st December, 2002), representing approximately 4% of the unaudited consolidated net asset value of China Resources Enterprise :

On 26th March, 2003, China Resources Cement entered into a conditional agreement with China Resources Holdings for the acquisition of 100% interest in each of Flavour Glory Limited, Clear Bright respective companies as at 31st December, 2002 and the principal amounts of the related shareholders' loans as at 25th March, 2003. Flavour Glory Limited, Clear Bright Investments Limited, Full Sin Ltd., Dongguan Huarun Cement Manufactory Co., Ltd. and China Resources Cement Company Limited, Dongguan China Resources Concrete Company Limited and Shenzhen China Resources Tiejia and two concrete production companies in Dongguan and Shenzhen. Based on the unaudited combined financial statements of these companies as at 31st December, 2002, the aggregate considerati acquisition of the related shareholders' loans is approximately HK$208.7 million. Such consideration will be satisfied by the issue of China Resources Cement shares. These concrete and cement pr Resources Enterprise. The acquisitions constitute connected transactions of China Resources Enterprise subject to the approval of the independent shareholders of China Resources Enterprise.

The group reorganisation will only be implemented upon, among other things, approval by the independent shareholders of China Resources Enterprise of the acquisition nearer to the time of the

China Resources Enterprise will not hold any shares in China Resources Cement after the group reorganisation. China Resources Holdings and its associates are expected to hold approximately 7

A formal application has been submitted to the Stock Exchange on 25th March, 2003 for the listing of, and permission to deal in the shares in China Resources Cement on the Stock Exchange.

An independent committee of the board of China Resources Enterprise will be formed to give advice to the China Resources Enterprise shareholders on how they should respond to the acquisitio

A circular containing, among other things, information on the group reorganisation and the acquisition and a notice to shareholders convening an extraordinary general meeting of China Resources En the proposed listing of China Resources Cement.

The group reorganisation and the acquisition may or may not proceed. The listing of, and permission to deal in, the shares in China Resources Cement will be subject to approval from the S

INTRODUCTION

On 25th March, 2003, the board of directors of China Resources Enterprise, Limited proposed a group reorganisation which; if implemented, will result in China Resources Enterprise's shareholders receiving a special dividend through a distribution in specie of China Resources Enterprise's existing interests in Redland Holdings Limited and its subsidiaries and associated companies and Innovative Market Limited, the immediate holding company of Redland Holdings Limited (the "Redland group") under a new holding company, China Resources Cement Holdings Ltd. ("China Resources Cement"), on the basis of one share in China Resources Cement for every ten shares in China Resources Enterprise (the "group reorganisation") held on a record date to be notified in due course. Following the group reorganisation China Resources Cement and its subsidiaries and associated companies (the "group") will hold all of the concrete production and related activities of China Resources Enterprises and its subsidiaries and associated companies (the "China Resources Enterprise group").

On 26th March, 2003, China Resources Cement entered into a conditional agreement with China Resources Holdings to *acquire China Resources Holdings' effective 100% interests in each of Flavour Glory Limited, Clear Bright Investments* Limited, Full Sincere Limited and Goodsales Investments Limited (the "acquired companies") and the principal amounts of related shareholders' loans as at 25th March, 2003 (the "acquisition") in return for the China Resources Cement shares to be issued to China Resources Holdings. The acquired companies will, prior to completion of the acquisitions, hold respectively 70%, 70%, 100% and 70% interests in Guangxi China Resources Hongshuihe Cement Co., Ltd. ("Guangxi CR Cement"), Dongguan Huarun Cement Manufactory Co., Ltd. ("Dongguan Cement") and China Resources Cement Company Limited ("CR Cement Company"), Dongguan China Resources Concrete Company Limited ("Dongguan Concrete"), and Shenzhen China Resources Tiejian Concrete Company Limited ("China Resources Tiejian"), being two cement manufacturing businesses at Li Tang Town, Bin Yang County, Guangxi Zhuang Autonomous Region and Dongguan, Guangdong Province and two concrete production companies in Dongguan and Shenzhen.

On 25th March, 2003, an application has been submitted to the Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in shares of HK$0.10 each in China Resources Cement on the Main Board of the Stock Exchange by way of introduction. China Resources Cement, presently a wholly owned subsidiary of China Resources Enterprise, is a company incorporated in the Cayman Islands which will become the holding company of the Redland group.

Once the group reorganisation and the acquisition (the "proposal") are completed, China Resources Enterprise will not have any equity interest in China Resources Cement and China Resources Holdings and its associates are expected to hold approximately 74.5% of China Resources Cement. Existing shareholders of China Resources Enterprise, other than China Resources Holdings and its associates, will hold approximately 25.5% of China Resources Cement.

The directors of China Resources Enterprise will announce further details of the acquisition upon despatch of a circular to the China Resources Enterprise shareholders (the "circular") containing, among other things, details of the acquisition and a notice to shareholders of China Resources Enterprise to convene an extraordinary general meeting to approve, among other things, the acquisition.

GROUP REORGANISATION

At present, the principal activities of the China Resources Enterprise group are retail, beverage, food processing and distribution and textile and petroleum distribution. The directors consider with the concentration of the China Resources *Enterprise group on its retail-led distribution strategy, the ready mixed concrete operations increasingly fall outside the* current focus of the business of the China Resources Enterprise group. Further it was considered that the PRC based concrete and cement operations of China Resources Holdings and its subsidiaries and associated companies (the "China Resources Holdings group") would complement the ready mixed concrete operation, which already has an established *market position in Hong Kong. A separate listing of China Resources Cement, which will also hold all the concrete and* cement operations presently owned by the China Resources Holdings group will allow the group together with the acquired companies (the "enlarged group") to focus its activities on ready mixed concrete and cement production and related products and services to the building and construction industry in the major markets in Hong Kong and the PRC. *This will give China Resources Cement a direct access to the equity capital market and a marketable security in its shares* which the directors of China Resources Enterprise believe will assist the enlarged group's objective to expand its operations in the PRC and to establish a leadership position in the market. The group reorganisation will allow China Resources Enterprise to concentrate on its business strategy and together with the acquisition will provide all shareholders *of China Resources Enterprise with the flexibility to participate in the future development of the ready mixed concrete and*

The completion of the acquisition shall take place within ten business d: *long stop date for the acquisition is 31st July, 2003. If any of the conditior* this long stop date, the conditional agreement for the acquisition shall be

ACQUIRED BUSINESSES

Flavour Glory

Flavour Glory is an investment holding company incorporated on 2nd Jar holds 70% interest in Guangxi CR Cement, the principal activity of which i *products under the trademark "紅水河" (Hongshuihe). Its production plai* five wet process rotary kiln production lines with an installed annual ca Guangxi CR Cement is a sino foreign equity joint venture established operation period of 50 years commencing from its date of establishment.

The following is an extract of the unaudited combined profit and loss acc December, 2001 (date of incorporation of Flavour Glory's principal su December, 2002:

Turnover
Operating profit
Profit before taxation
Taxation
Profit after taxation but before minority interests
Minority interests
Profit attributable to shareholders

The unaudited combined net asset value of Flavour Glory as at 31st D million, equivalent to approximately HK$139.0 million.

Clear Bright Investments

Clear Bright Investments is an investment holding company incorporate Islands which will hold 70% interest in CR Cement Company and Dongg respectively, the trading of cement and the production of cement in Donggu mills with an installed annual capacity of about 1.0 million tons of cement of the Redland group as its sales of cement to the Redland group account purchases of the Redland group in 2002.

The following is an extract of the unaudited combined profit and loss acc 2002 of Clear Bright Investments:

	HK
Turnover	2(

File No.82-4177

current focus of the business of the China Resources Enterprise group. Further it was considered that the PRC based concrete and cement operations of China Resources Holdings and its subsidiaries and associated companies (the "China Resources Holdings group") would complement the ready mixed concrete operation, which already has an established market position in Hong Kong. A separate listing of China Resources Cement, which will also hold all the concrete and cement operations presently owned by the China Resources Holdings group will allow the group together with the acquired companies (the "enlarged group") to focus its activities on ready mixed concrete and cement production and related products and services to the building and construction industry in the major markets in Hong Kong and the PRC. This will give China Resources Cement a direct access to the equity capital market and a marketable security in its shares which the directors of China Resources Enterprise believe will assist the enlarged group's objective to expand its operations in the PRC and to establish a leadership position in the market. The group reorganisation will allow China Resources Enterprise to concentrate on its business strategy and together with the acquisition will provide all shareholders of China Resources Enterprise with the flexibility to participate in the future development of the ready mixed concrete and cement operations.

The group reorganisation, if implemented, will be effected by means of a dividend in specie of shares in China Resources Cement. The dividend distribution will result in each shareholder of China Resources Enterprise receiving one share in China Resources Cement for every ten shares held in China Resources Enterprise and will be made to those shareholders of China Resources Enterprise whose names appear on the register of members of China Resources Enterprise as at a record date to be notified in due course, excluding those shareholders whose addresses as shown in the register are outside Hong Kong.

The group reorganisation is conditional upon:

— the approval by the independent shareholders of China Resources Enterprise of the acquisition and (to the extent applicable) any future ongoing connected transactions of China Resources Enterprise or any of its subsidiaries with the China Resources Cement group, details of which will be disclosed in the circular, arising as a result of the group reorganisation ("ongoing connected transactions") and the acquisition; and,

— the registration with the Companies Registrar of Hong Kong of a prospectus to be issued by China Resources Cement in relation to its proposed listing (the "prospectus").

The China Resources Cement shares to be distributed to the shareholders of China Resources Enterprise will be listed on Main Board of the Stock Exchange, subject to approval from the Stock Exchange.

CHINA RESOURCES CEMENT

China Resources Cement is a company incorporated in the Cayman Islands and will become the holding company of Innovative Market Limited, ("Innovative Market"), the immediate holding company of Redland Holdings Limited. The current principal business of Innovative Market and its subsidiaries and associated companies ("the Redland group") is production, distribution and sale of ready mixed concrete and related products in Hong Kong. In anticipation of the possible listing of China Resources Cement and the capital expenditure plan of China Resources Cement and its subsidiaries (the "China Resources Cement group") for the remaining of 2003 following the completion of the proposal the group reorganisation, China Resources Enterprise has injected HK$100 million into China Resources Cement on 25th March, 2003.

TRADING RESULTS OF INNOVATIVE MARKET

The following is the combined profit and loss accounts of Innovative Market for the three years ended 31st December, 2002, based on its unaudited combined accounts and on the basis that the group reorganisation had been implemented with effect from 1st January, 2000:

	Year ended 31st December 2000 *HK$'000*	2001 *HK$'000*	2002 *HK$'000*
Turnover	853,395	666,355	391,479
Operating profit	240,796	162,701	61,896
Finance costs	(5,217)	(3,034)	(2,244)
Share of results of associated companies	10,912	8,562	3,962
Profit before taxation	246,491	168,229	63,614
Taxation	(45,713)	(27,390)	(10,308)
Profit after taxation	200,778	140,839	53,306

The unaudited consolidated net asset value of Innovative Market as at 31st December, 2002 was approximately HK$456.7 million and together with the net asset value of China Resources Cement as at 26th March, 2003 of HK$100.0 million, the unaudited pro forma combined net asset value of China Resources Cement group was approximately HK$556.7 million as at 31st December, 2002, as if China Resources Cement were the holding company of the Redland group as at 31st December, 2002, representing approximately 4% of the unaudited consolidated net asset value of China Resources Enterprise as at 30th September, 2002.

ACQUISITION

On 26th March, 2003, China Resources Cement entered into a conditional agreement with China Resources Holdings for the acquisition of its effective 100% interest in Flavour Glory, Clear Bright Investments, Full Sincere and Goodsales Investments and related shareholders' loans for an aggregate consideration, equivalent to the aggregated audited combined net asset value of the respective companies as at 31st December, 2002 and the principal amounts of such related shareholders' loans as at 25th March, 2003. Based on the unaudited combined financial statements of the acquired companies, the consideration payable in respect of the acquisition of 100% interests in the acquired companies is around HK$205.4 million, subject to adjustment and the consideration payable in respect of the related shareholders' loans was approximately HS$208.7 million. The aggregate consideration will be satisfied by issuing such number of the China Resources Cement shares as represent in value the aggregated amount of the audited combined net asset values of the acquired companies as at 31st December, 2002, and the principal amounts of the shareholders' loans as at 25th March, 2003, on the basis of the pro forma combined net asset value (being the aggregate of the audited consolidated net asset value of Innovative Market as at 31st December, 2002 and the net asset value of China Resources Cement as at 26th March, 2003) per China Resources Cement shares.

Based on the unaudited consolidated net asset value of Innovative Market as at 31st December, 2002 of approximately HK$456.7 million and the net asset value of China Resources Cement of HK$100.0 million as at 26th March, 2003 and approximately 208.04 million of the China Resources Cement shares will be issued to shareholders pursuant to the group reorganisation, calculated on the basis of the current 2,080.4 million shares of China Resources Enterprise in issue as at 28th February, 2003, the number of the China Resources Cement shares to be issued to China Resources Holdings for the settlement of the consideration payable in respect of the acquisition and the shareholding of China Resources Cement before and after the implementation of the acquisition will be as follows:

	Share consideration *(HK$'m)*	Loan consideration *(HK$'m)*	Total consideration *(HK$'m)*	China Resources Holdings and its associates (million China Resources Cement shares)	%	Public shareholders (million China Resources Cement shares)	%	Number of China Resources Cement shares issued (million China Resources Cement shares)
Group reorganisation				115.4	55.5	92.6	44.5	208.0
The acquisition								
Flavour Glory	139.0		139.0	51.9		—		—
Clear Bright Investments	40.3	208.7	249.0	93.1		—		—
Full Sincere	4.9	—	4.9	1.9		—		—
Goodsales Investments	21.2	—	21.2	7.9		—		—
Subtotal	205.4	208.7	414.1	154.8		0.0		154.8
Total	205.4	208.7	414.1	270.2	74.5	92.6	25.5	362.8

CONDITIONS OF THE ACQUISITION

The completion of the acquisition is conditional upon:

— the approval by the independent shareholders of China Resources Enterprise at an extraordinary general meeting to be held for the approval of the acquisition and, to the extent applicable, any ongoing connected transactions between China Resources Enterprise or any of it subsidiaries and the China Resources Cement group arising as a result thereof; and

— the registration with the Companies Registrar of Hong Kong of the prospectus.

Completion of the acquisition of each of the acquired companies shall be inter-conditional.

respectively, the trading of cement and the production of cement in Dongguan from a plant which consists of mills with an installed annual capacity of about 1.0 million tons of cement. Dongguan Cement is a major ce of the Redland group as its sales of cement to the Redland group accounted for approximately 50% of the purchases of the Redland group in 2002.

The following is an extract of the unaudited combined profit and loss accounts for the three years ended 31 2002 of Clear Bright Investments:

	Year ended 31st December 2000 *HK$'000*	2001 *HK$'000*
Turnover	209,589	329,909
(Loss)/profit before taxation	(27,293)	15,094
Taxation	—	—
(Loss)/profit after taxation before minority interests	(27,293)	15,094
Minority interests	11,175	(4,981)
(Loss)/profit attributable to shareholders	(16,118)	10,113

The unaudited combined net asset value of Clear Bright Investments as at 31st December, 2002 w shareholders' loans of approximately HK$208.7 million, approximately HK$249.0 million.

Full Sincere

Full Sincere is an investment holding company incorporated on 2nd January, 2003 in the British Virgin Island hold 100% interest in Dongguan Concrete, the principal activity of which is the operation of a batching plant with an annual production capacity of approximately 300,000 cubic meters of concrete. The batching plant operation in February 2003.

The following is an extract of the unaudited combined profit and loss accounts of Full Sincere for the peri June, 2002, (date of incorporation of Dongguan Concrete which will become Full Sincere's principal subsid December, 2002:

	RMB'000
Turnover	—
Loss before taxation	(1,141)
Taxation	—
Loss after taxation	(1,141)

The unaudited combined net asset value of Full Sincere as at 31st December, 2002 was approximately RM equivalent to approximately HK$4.9 million.

Goodsales Investments

Goodsales Investments is an investment holding company established on 2nd January, 2003 in the British V which effectively holds a 70% interest in China Resources Tiejian, the principal activity of which is the o batching plant in Shenzhen with an annual production capacity of approximately 300,000 cubic meters of

The following is an extract of the unaudited combined income statement of Goodsales Investments for the 26th March, 2002 (date of incorporation of Goodsales Investments' principal subsidiary, being China Resou to 31st December, 2002:

	RMB'000
Turnover	66,371
Profit before taxation	7,516
Taxation	(1,128)
Profit after taxation but before minority interests	6,388
Minority interests	(1,916)
Profit after taxation	4,472

The unaudited combined net asset value of Goodsales Investments Limited as at 31st December, 2002 w million, equivalent to approximately HK$21.2 million.

THE EFFECT OF THE PROPOSAL

The proposal will not have any adverse effect on the financial position of China Resources Enterprise. I intended that following completion of the proposal:

— China Resources Enterprise will not hold any shares in China Resources Cement;

— the principal activities of the China Resources Enterprise group will continue to be focused on ret food processing and distribution and textile and petroleum distribution; and

— the principal activities of the China Resources Cement group will be the production, distributio concrete and cement products in Hong Kong and the PRC.

The pro forma results and consolidated net assets of China Resources Enterprise for the year ended 31st De and as at 31st December, 2002, respectively, as if the group reorganisation had been implemented, will be circular.

EXISTING GROUP AND SHAREHOLDING STRUCTURE OF CHINA RESOURCES ENTERPRIS

The chart below shows the corporate and shareholding structure of China Resources Enterprise and the Ch Cement group before completion of the proposal:



Public shareholders
China Resources Hol
and its associates
44.5%
55.5%
China Resources Enterprise
Other businesses
Concrete business
in Hong Kong
Concrete businesses
in the PRC
Cement bu
in the I



華潤創業有限公司
China Resources Enterprise, Limited

(incorporated in Hong Kong with limited liability)

PROPOSED GROUP REORGANISATION, ISTING OF CHINA RESOURCES CEMENT HOLDINGS LTD. BY WAY OF INTRODUCTION AND CONNECTED TRANSACTIONS

Financial Advisor to China Resources Enterprise, Limited
and
Sponsor to China Resources Cement Holdings Ltd.

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

·ces Enterprise's interest in Redland Holdings Limited and its subsidiaries and associated companies, being all its concrete manufacturing and related interests, and Innovative Market Limited, the immediate holding company of Redland posed to be distributed to the shareholders of China Resources Enterprise at a record date to be notified in due course. Such distribution, if implemented, would be effected by a bonus distribution of the issued shares of China Resources s of China Resources Cement will be listed on the Main Board of the Stock Exchange of Hong Kong Limited by way of introduction following the distribution. Based on the unaudited consolidated net asset value of Innovative Market as at of HK$100.0 million; the unaudited pro forma combined net asset value of China Resources Cement and its subsidiaries and associated companies was approximately HK$556.7 million as at 31st December, 2002 (as if China Resources ed consolidated net asset value of China Resources Enterprise as at 30th September, 2002.

ı of 100% interest in each of Flavour Glory Limited, Clear Bright Investments Limited, Full Sincere Limited and Goodsales Investments Limited for an aggregate consideration, equivalent to the aggregated combined net asset values of the avour Glory Limited, Clear Bright Investments Limited, Full Sincere Limited and Goodsales Investments Limited will effectively hold respectively 70%, 70%, 100% and 70% interests in Guangxi China Resources Hongshuihe Cement Co. oncrete Company Limited and Shenzhen China Resources Tiejian Concrete Company Limited, being two cement operations at Li Tang Town, Bin Yang County, Guangxi Zhuang Autonomous Region and Dongguan, Guangdong Province companies as at 31st December, 2002, the aggregate consideration for the acquisition of the 100% interests of the acquired companies is approximately HK$205.4 million, subject to adjustment, and the aggregate consideration for the China Resources Cement shares. These concrete and cement production businesses represent all the concrete and cement businesses currently under China Resources Holdings and its subsidiaries other than interests held through China ıe independent shareholders of China Resources Enterprise.

esources Enterprise of the acquisition nearer to the time of the listing of the shares in China Resources Cement on the Main Board of the Stock Exchange.

oldings and its associates are expected to hold approximately 74.5% of China Resources Cement following the completion of the group reorganisation and the acquisition.

ıe shares in China Resources Cement on the Stock Exchange.

ırise shareholders on how they should respond to the acquisition. An independent financial adviser will also be appointed to advise the independent committee of the board of China Resources Enterprise.

ıvening an extraordinary general meeting of China Resources Enterprise to approve, among other things, the acquisition is expected to be despatched to the China Resources Enterprise shareholders together with a prospectus in relation to

hina Resources Cement will be subject to approval from the Stock Exchange. Shareholders and potential investors of China Resources Enterprise should exercise caution when dealing in shares in China Resources Enterprise.

·letion of the acquisition shall take place within ten business days after satisfaction of all the conditions. The date for the acquisition is 31st July, 2003. If any of the conditions set out above shall not have been fulfilled by stop date, the conditional agreement for the acquisition shall become null and void.

ED BUSINESSES

Glory

·lory is an investment holding company incorporated on 2nd January, 2003 in the British Virgin Islands which interest in Guangxi CR Cement, the principal activity of which is the production and sale of cement and related ınder the trademark "紅水河" (Hongshuihe). Its production plant in Guangxi Zhuang Autonomous Region has process rotary kiln production lines with an installed annual capacity of about 1.2 million tonnes of cement. CR Cement is a sino foreign equity joint venture established on 24th December, 2001 in the PRC with an period of 50 years commencing from its date of establishment.

ving is an extract of the unaudited combined profit and loss accounts of Flavour Glory for the period from 24th , 2001 (date of incorporation of Flavour Glory's principal subsidiary, being Guangxi CR Cement) to 31st , 2002:

	RMB'000	*HK$'000*
	193,784	182,660
profit	16,901	15,930
ɔre taxation	10,617	10,007
	—	—
r taxation but before minority interests	10,617	10,007
nterests	(3,185)	(3,002)
ibutable to shareholders	7,432	7,005

lited combined net asset value of Flavour Glory as at 31st December, 2002 was approximately RMB147.4 quivalent to approximately HK$139.0 million.

ght Investments

ght Investments is an investment holding company incorporated on 8th January, 2003 in the British Virgin ıich will hold 70% interest in CR Cement Company and Dongguan Cement, the principal activity of which is, ly, the trading of cement and the production of cement in Dongguan from a plant which consists of two grinding an installed annual capacity of about 1.0 million tons of cement. Dongguan Cement is a major cement supplier lland group as its sales of cement to the Redland group accounted for approximately 50% of the total cement of the Redland group in 2002.

ving is an extract of the unaudited combined profit and loss accounts for the three years ended 31st December, lear Bright Investments:

	Year ended 31st December		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
	[illegible]	[illegible]	[illegible]

The chart below shows the corporate and shareholding structure of China Resources Enterprise and the China Resources Cement group after completion of the proposal:


China Resources Holdings and its associates
Public shareholders
55.5%
44.5%
25.5%
74.5%
China Resources Enterprise
China Resources Cement
Other businesses
Concrete business in Hong Kong
Concrete business in the PRC
Cement business in the PRC

FINANCIAL INFORMATION

The following is an unaudited pro forma combined profit and loss accounts of China Resources Cement for the three years ended 31st December, 2002, based on the unaudited consolidated profit and loss accounts of Innovative Market and the unaudited combined accounts of the acquired companies, and on the basis that the group reorganisation had been implemented with effect from 1st January, 2000 and completion of the acquisition had taken place on that date:

	Year ended 31st December		
	2000	2001	2002
	HK$'000	*HK$'000*	*HK$'000*
Turnover	996,920	915,392	927,094
Operating profit	256,736	215,877	122,672
Share of results of associated companies	10,912	8,562	3,962
Profit before taxation	235,105	192,717	97,915
Taxation	[illegible]	[illegible]	[illegible]

the production of cement in Dongguan from a plant which consists of two grinding of about 1.0 million tons of cement. Dongguan Cement is a major cement supplier ment to the Redland group accounted for approximately 50% of the total cement 2.

dited combined profit and loss accounts for the three years ended 31st December.

	Year ended 31st December 2000 HK$'000	2001 HK$'000	2002 HK$'000
	209,589	329,909	324,142
	(27,293)	15,094	13,976
	—	—	—
rity interests	(27,293)	15,094	13,976
	11,175	(4,981)	(3,993)
s	(16,118)	10,113	9,983

ilue of Clear Bright Investments as at 31st December, 2002 was, including K$208.7 million, approximately HK$249.0 million.

mpany incorporated on 2nd January, 2003 in the British Virgin Islands, which will te, the principal activity of which is the operation of a batching plant in Dongguan approximately 300,000 cubic meters of concrete. The batching plant commenced

dited combined profit and loss accounts of Full Sincere for the period from 24th ngguan Concrete which will become Full Sincere's principal subsidiary), to 31st

	RMB'000	HK$'000
	—	—
	(1,141)	(1,076)
	—	—
	(1,141)	(1,076)

of Full Sincere as at 31st December, 2002 was approximately RMB5.2 million, llion.

holding company established on 2nd January, 2003 in the British Virgin Islands in China Resources Tiejian, the principal activity of which is the operation of a ual production capacity of approximately 300,000 cubic meters of concrete.

dited combined income statement of Goodsales Investments for the period from of Goodsales Investments' principal subsidiary, being China Resources Tiejian)

	RMB'000	HK$'000
	66,371	62,561
	7,516	7,084
	(1,128)	(1,063)
interests	6,388	6,021
	(1,916)	(1,806)
	4,472	4,215

of Goodsales Investments Limited as at 31st December, 2002 was RMB22.5 S21.2 million.

effect on the financial position of China Resources Enterprise. It is presently e proposal:

not hold any shares in China Resources Cement;

hina Resources Enterprise group will continue to be focused on retail, beverage, and textile and petroleum distribution; and

China Resources Cement group will be the production, distribution and sale of n Hong Kong and the PRC.

et assets of China Resources Enterprise for the year ended 31st December, 2002 ely, as if the group reorganisation had been implemented, will be set out in the

LDING STRUCTURE OF CHINA RESOURCES ENTERPRISE

l shareholding structure of China Resources Enterprise and the China Resources proposal:



China Resources Holdings
and its associates
55.5%
s Enterprise
Concrete business
in Hong Kong
Concrete businesses
in the PRC
Cement businesses
in the PRC

	Year ended 31st December 2000 HK$'000	2001 HK$'000	2002 HK$'000
Turnover	996,920	915,392	927,094
Operating profit	256,736	215,877	122,672
Share of results of associated companies	10,912	8,562	3,962
Profit before taxation	235,105	192,717	97,915
Taxation	(45,713)	(27,390)	(11,371)
Profit before minority interests	189,392	165,327	86,544
Minority interests	11,175	(4,981)	(8,801)
Profit attributable to shareholders	200,567	160,346	77,743

Taking into account of the unaudited consolidated net asset value of Innovative Market as at 31st December, 2002 of approximately HK$456.7 million, the net asset value of China Resources Cement as at 25th March, 2003 of HK$100 million and following the completion of the acquisition, the unaudited pro forma combined net asset value of the China Resources group was approximately HK$970.8 million as at 31st December, 2002 (as if China Resources Cement were the holding company of the Redland group as at 31st December, 2002).

RELATIONSHIP WITH CHINA RESOURCES HOLDINGS FOLLOWING THE COMPLETION OF THE GROUP REORGANISATION AND THE ACQUISITION

China Resources Holdings, which is currently holding approximately 55.5% of China Resources Enterprise, will be the majority shareholder of China Resources Cement following the completion of the group reorganisation and the acquisition. The China Resources Cement group will be engaged in the production, distribution and sale of concrete and cement products. It is intended that, so far as China Resources Holdings and its subsidiaries are concerned, all their concrete and cement activities in any region will be conducted through China Resources Cement. In addition, under the conditional agreement for the acquisitions China Resources Holdings has granted a right of first refusal to China Resources Cement in respect of any future investment and business opportunity identified or offered to China Resources Holdings and its subsidiaries which are in competition with the existing businesses of the China Resources Cement group for so long as China Resources Holdings and, or its associates hold more than 30% interest or more in China Resources Cement.

LISTING AND DEALINGS

The China Resources Enterprise shares will continue to be listed on the Stock Exchange.

Application has been made to the Stock Exchange for listing of and permission to deal in the shares in China Resources Cement. Subject to the granting of the listing of, and permission to deal in, the China Resources Cement shares on the Stock Exchange, dealings in the shares in China Resources Cement are expected to commence soon after passing of the relevant resolutions in relation to the acquisition at the extraordinary general meeting of China Resources Enterprise. The shares of China Resources Cement will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System with effect from the date on which dealings in the China Resources Cement shares commence or such other date as shall be determined by Hong Kong Securities Clearing Company Limited.

However, the China Resources Cement shareholders and potential investors who are in any doubts as to what action to take are advised to consult professional advisers before dealing in the China Resources Cement shares during its initial period of trading.

ODD LOTS

The China Resources Enterprise shareholders should note that, to enable the holders of odd lots of the China Resources Cement shares following the proposal to dispose such odd lots or to top up such odd lots to full board lots, a broker will be appointed to purchase and sell odd lots of the China Resources Cement shares at the prevailing market prices for a certain period from the date on which dealings in the China Resources Cement shares commence on the Stock Exchange. Holders of the China Resources Cement shares can either trade their odd lots of the China Resources Cement shares through their own registered dealers or take advantage of this facility either to dispose of their odd lots or to top up their odd lots to full board lots through the appointed broker. Details of such arrangement will be announced by China Resources Enterprise.

GENERAL

Anglo Chinese Corporate Finance, Limited has been appointed as the financial adviser to China Resources Enterprise in respect of the group reorganisation and sponsor to the introduction of the China Resources Cement shares on Main Board of the Stock Exchange.

Under the Listing Rules, the group reorganisation does not require the approval of the shareholders of China Resources Enterprise as the pro rata distribution of securities is exempted from the approval requirements of connected transactions. The completion of the group reorganisation is, however, subject to the completion of the acquisition which in turn are subject to the approval of the independent shareholders of China Resources Enterprise as the acquisition constitutes connected transactions of China Resources Enterprise. Accordingly, an extraordinary general meeting of China Resources Enterprise would be convened in connection with the acquisition.

Following completion of the acquisition, certain transactions between China Resources Cement and its connected persons will continue and constitute ongoing connected transactions of China Resources Cement upon its listing. Particulars of these transactions will be provided in due course and China Resources Enterprise and China Resources Cement will comply with all applicable requirements under the Listing Rules as and when appropriate.

An independent committee of the board of China Resources Enterprise will be formed to give advice to the China Resources Enterprise shareholders on how they should respond to the acquisition. An independent financial adviser will also be appointed to advise the independent committee of the board of China Resources Enterprise.

A circular of China Resources Enterprise containing, among other things, letter from the Chairman, information on the group reorganisation and the acquisition and notice to shareholders convening the above mentioned extraordinary general meeting of China Resources Enterprise, together with the prospectus containing further information on China Resources Cement, are expected to be posted to the China Resources Enterprise shareholders upon despatch of the prospectus.

China Resources Enterprise shareholders will be informed through press announcements as to timetable of the group reorganisation and the results of the voting at the extraordinary general meeting. To the extent that there is any future ongoing connected transactions between China Resources Enterprise or any of its subsidiaries and the China Resources Cement group arising as a result of the group reorganisation and the acquisition, which required disclosure under the Listing Rules, a further announcement will be made prior to the despatch of the circular. In the meantime, the China Resources Enterprise shareholders and investors should consult professional advisers and exercise caution in dealing in the China Resources Enterprise shares.

The Stock Exchange regards the proposal as a spin-off subject to approval from the Stock Exchange with respect to the requirements of Practice Note 15 of the Listing Rules.

The proposal may or may not proceed. The listing of, and permission to deal in, the shares in China Resources Cement will be subject to approval from the Stock Exchange and there is no assurance that the listing approval will be granted. Shareholders and potential investors of China Resources Enterprise should exercise caution when dealing in shares in China Resources Enterprise.

By order of the board
China Resources Enterprise, Limited
Ning Gaoning
Chairman

Hong Kong, 26th March, 2003